Management Report

GameSafe, Inc.
For the period ended December 31, 2020



Prepared by
Creative Planning

Prepared on
October 19, 2021

Table of Contents

Balance Sheet

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking x5078	1,728.53
Total Bank Accounts	**1,728.53**
Total Current Assets	**1,728.53**
TOTAL ASSETS	**$1,728.53**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Equity Investments	131,055.00
Retained Earnings	-35,694.92
Net Income	-93,631.55
Total Equity	**1,728.53**
TOTAL LIABILITIES AND EQUITY	**$1,728.53**

NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

Statement of Operations

January - December 2020

	Total	
	Jan - Dec 2020	Jan - Dec 2019 (PY)
INCOME		
Total Income		
GROSS PROFIT	**0.00**	**0.00**
EXPENSES		
Advertising & Marketing	3,257.50	10.86
Bank Charges & Fees	285.98	
Contractors	56,040.27	27,538.80
Legal & Professional Services	6,467.99	843.00
Meals & Entertainment	144.46	
Office Expenses	2,331.23	1,767.08
Payroll Expenses	12,275.00	2,910.00
Shipping		40.00
Software Expenses	12,839.12	437.88
Taxes & Licenses	-10.00	20.00
Travel		2,127.30
Total Expenses	**93,631.55**	**35,694.92**
NET OPERATING INCOME	**-93,631.55**	**-35,694.92**
NET INCOME	**$ -93,631.55**	**$ -35,694.92**

NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

Statement of Cash Flows Prior Year

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-93,631.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**-93,631.55**
FINANCING ACTIVITIES	
Equity Investments	95,360.08
Net cash provided by financing activities	**95,360.08**
NET CASH INCREASE FOR PERIOD	**1,728.53**
CASH AT END OF PERIOD	**$1,728.53**

NOTE

These financial statements were not subjected to an audit, review, or compilation engagement and we do not express an opinion, nor provide any assurance on them.

GameSafe, Inc.
Statement of Equity

	Common Stock		Preferred Stock		Additional paid in Captial	Total
	Shares	Amount	Shares	Amount		
Beginning Balance, January 1, 2020	-	$ -	-	$ -	$ -	$ -
Contributions	-	$ -	-	$ -	$ 95,360.08	$ 95,360.08
Other Comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -
Net Income					$ (93,631.55)	$ (93,631.55)
Ending Balance, December 31, 2020	-	$ -	-	$ -	$ 1,728.53	$ 1,728.53

Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

Gamesafe, Inc. (the "Company"), is a corporation organized under the laws of the State of Texas. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis
of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal quarter ended September 30, 2021, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events. As of 12/21/2020, ChatSafe, LLC was converted into GameSafe, Inc. with the same business purpose. No additional changes were made to the business.